China Petroleum & Chemical Corporation

22 Chaoyangmen North Street

Chaoyang District, Beijing, 100728

The People’s Republic of China

August 8, 2023

VIA EDGAR

Mr. Tyler Howes

Mr. Christopher Dunham

Division of Corporation Finance

Disclosure Review Program

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	China Petroleum & Chemical Corporation
Form 20-F for Fiscal Year Ended December 31, 2022
File No. 001-15138

Dear Mr. Howes and Mr. Dunham:

China Petroleum & Chemical Corporation (the “Company”) has received the comment letter from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”), dated August 4, 2023 (the “Staff Comments”), relating to the annual report on Form 20-F of the Company for the fiscal year ended December 31, 2022 filed with the Commission on April 28, 2023.

The Company notes that the Staff has requested that the Company respond to the Staff Comments within ten business days from the date thereof or inform the Staff as to when the Company will provide a response thereto. Based on the Company‘s preliminary review of the Staff Comments, the Company believes it would need more time to gather information and respectfully requests that it be allowed to respond to the Staff Comments by September 8, 2023. The Company would be grateful if the Staff could accommodate the Company in this regard.

*          *          *

Thank you for your consideration of our request for an extension. Please contact Alpine Wu, at (832) 834-2431 or alpinewu@sinopec.com if you have any questions. Thank you very much.

Sincerely,

China Petroleum & Chemical Corporation

By:	/s/ Huang Wensheng

Name:	Huang Wensheng

Title:	Vice President and Secretary to the Board of Directors

2